

03054726


SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2003
WASH. D.C.
181
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

amended

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 38505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 4th Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Giardina 212-829-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson & Company LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street, (Address) New York, (City) NY (State) 10020 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Giardina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Associates, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN KELLY DACEY
Notary Public, State of New York
No. 60-5003660
Qualified in Westchester County
Commission Expires Oct. 26, 2006

Karen Kelly Dacey
Notary Public

Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH ASSOCIATES

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at January 1, 2002	$ -
Increases:	
Issuance of subordinated loan	850,000
Subordinated borrowings at December 31, 2002	$850,000

The accompanying notes are an integral part of the financial statements.

COMMONWEALTH ASSOCIATES
VENTURE CAPITAL & MERCHANT BANKING
830 Third Avenue • New York, NY 10022
www.commonwealthassociates.com

Tel: 212-829-5800
800-422-1253

March 25, 2003


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH, D.C.
181

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

To Whom It May Concern:

As per the enclosed letter from the NASD, Commonwealth Associates, LP neglected to include a required statement in its December 31, 2002 year-end financial statements. Please find enclosed two copies of the "Statement of Changes in Liabilities Subordinated to General Creditors". This Statement should be included with our year-end financials submitted at an earlier date. We apologize for any inconvenience this may have caused.

Sincerely,



Anthony J. Giardina
Financial Operations Principal



March 20, 2003


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH, D.C.
181

Mr. Anthony Giardina
Commonwealth Associates
830 Third Avenue, 4th Floor
New York, NY 10022

Dear Mr. Giardina:

This acknowledges receipt of your December 31, 2002 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The audit report that was submitted appears deficient in that it did not contain the following:

1). Statement of Changes in Liabilities Subordinated to General Creditors, or disclosure that there were no changes.

Therefore, based on the abovementioned, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately submit copies of all above requested documents to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

You are requested to submit your response by April 3, 2003. If you have any questions, please contact the undersigned at (212) 858-4244.

Sincerely,

Denise Beaver
Sr. Compliance Examiner

DB:ec